March 14, 2016

Via EDGAR
Hugh West
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    OM Asset Management plc
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 30, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 10, 2015
File Nos. 001-36683

Dear Mr. West:

This letter sets forth the response of OM Asset Management plc (the “Company”) to comments six, seven and nine of the comment letter, dated December 28, 2015, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended December 31, 2014 (the “Form 10-K”) and the Form 10-Q for the Quarterly Period Ended September 30, 2015, which supplements the Company’s previously submitted response letter, dated January 26, 2016 (the “Prior Response Letter”). In order to ease your review, we have repeated each of comment six, seven and nine in its entirety, followed by the Company’s supplemental response.
Form 10-K for the Fiscal Year Ended December 31, 2014
Item 2. Management’s Discussion and Analysis of financial Condition and results of Operations, page 24
Summary Results of Operations, page 28
6. We note that your ENI revenue (and other ENI measures) excludes extraordinary performance fees, net of associated expenses and taxes. Your reconciliation on page 44 however, refers to the exclusion as “other non-core ENI revenue”. Please explain to us, and revise in your future filings to clarify the following:
•Discuss what the extraordinary performance fees represent;
•Discuss what the associated expenses represent and why it is appropriate to present performance fee revenue net of such expenses; and
•Explain why you classify the performance fees as extraordinary. In this regard, reconcile your explanation with your revenue recognition policy as discussed in your 10-K.

OMAM • 200 Clarendon Street • 53rd Floor • Boston, Massachusetts 02116 • www.omam.com

Response: The Company will revise the disclosure in its 10-K for the year ended December 31, 2015 to provide that, with respect to liquidations of alternative products, it does not expect to receive any net performance fees that would be material to the Company’s operating results in the near term. Please see the revised disclosure on Annex A.

Assets Under Management, page 29
7. We note from your disclosure on page 26 that as of September 30, 2015 approximately $52 billion, or 29% of your AUM in consolidated Affiliates, are in accounts with incentive fee or carried interest features. Please revise your future filings to provide readers with a meaningful understanding of the performance of each of your significant funds (by strategy). Your disclosure should include, preferably in tabular format and without limitation, the following information:
•Identify each significant fund within each of your fund strategies (e.g. U.S. equity, Global/non-U.S. equity, fixed income funds, and Alternative, real estate & Timber), along with its inception date and maturity date or contractual end date;
•Disclose the current net asset value and the related performance fee/carried interest recognition threshold (if applicable);
•Disclose the amount the fund needs to distribute to its investors as a return of capital and a preferred return (if applicable) before you are entitled to receive a performance fee/carried interest from the fund;
•Identify the gains needed to cross the performance fee/carried interest thresholds, and/or percentages above or below the performance fee/carried interest thresholds; and
•Disclose the amount of performance fee/carried interest recognized in income to date, and the amount subject to clawback, if any.

Response: The Company will include in its 10-K for the year ended December 31, 2015 a management fee and performance fee table by account category similar to the one included in the Prior Response Letter. Please see the revised disclosure on Annex A.

Non-GAAP ENI Results of Operations for the Three and Nine Months Ended September 30, 2015 and 2014, page 43
9. We note your presentation of comparative full Non-GAAP income statements. Considering that you provide Non-GAAP reconciliations throughout pages 40 through 49, tell us what consideration you gave to excluding the full Non-GAAP income statements from your interim and annual reports (including your 8-Ks). See Question 102.10 of the Division’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations, available on our website.

Response: The Company will revise its presentation of Non-GAAP Financial Measures in its 10-K for the year ended December 31, 2015 as provided in the revised disclosure included on Annex A to this supplemental response letter.

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Should you have any questions or comments with respect to this filing, please call me at (617) 369-7300 or Christina E. Melendi at (212) 309-6949.
Sincerely,
/s/ Stephen H. Belgrad

Stephen H. Belgrad
cc:    Christina E. Melendi (Morgan, Lewis & Bockius LLP)

Annex A
U.S. GAAP Results of Operations
For the Years Ended December 31, 2015, 2014, and 2013
Our U.S. GAAP results of operations were as follows for the years ended December 31, 2015, 2014, and 2013. On January 1, 2015, in conjunction with the adoption of ASU 2015-02, the Company de-consolidated all Funds that had been consolidated as of December 31, 2014:

	Years ended December 31,			Increase (Decrease)
($ in millions unless otherwise noted)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
U.S. GAAP Statement of Operations(1)
Management fees	$637.2	$569.7	$478.2	$67.5	$91.5
Performance fees	61.8	34.3	18.1	27.5	16.2
Other revenue	0.3	1.6	1.8	(1.3)	(0.2)
Consolidated Funds' revenue	—	450.7	430.5	(450.7)	20.2
Total revenue	699.3	1,056.3	928.6	(357.0)	127.7
Compensation and benefits	412.8	429.4	352.3	(16.6)	77.1
General and administrative	88.2	83.9	68.7	4.3	15.2
Amortization and impairment of acquired intangibles	0.2	0.1	0.1	0.1	—
Depreciation and amortization	6.9	6.1	4.9	0.8	1.2
Consolidated Funds' expense	—	604.0	602.1	(604.0)	1.9
Total expenses	508.1	1,123.5	1,028.1	(615.4)	95.4
Operating income (loss)	191.2	(67.2)	(99.5)	258.4	32.3
Investment income	13.0	12.2	10.7	0.8	1.5
Interest income	0.2	0.2	0.5	—	(0.3)
Interest expense	(3.1)	(50.6)	(72.2)	47.5	21.6
Consolidated Funds' investment gain	—	73.2	76.7	(73.2)	(3.5)
Income (loss) from continuing operations before taxes	201.3	(32.2)	(83.8)	233.5	51.6
Income tax expense	46.6	12.8	13.3	33.8	(0.5)
Income (loss) from continuing operations	154.7	(45.0)	(97.1)	199.7	52.1
Gain (loss) from discontinued operations, net of tax	—	(1.1)	2.7	1.1	(3.8)
Gain (loss) on disposal of discontinued operations, net of tax	0.8	2.3	(2.1)	(1.5)	4.4
Net income (loss)	155.5	(43.8)	(96.5)	199.3	52.7
Net loss attributable to non-controlling interest	—	(95.5)	(122.2)	95.5	26.7
Net income attributable to controlling interests	$155.5	$51.7	$25.7	$103.8	$26.0
Basic earnings per share ($)(2)	$1.29	$0.43	$0.21	$0.86	$0.22
Diluted earnings per share ($)(2)	1.29	0.43	0.21	0.86	0.22
Weighted average basic shares outstanding (2)	120.0	120.0	120.0	—	—
Weighted average diluted ordinary shares outstanding (2)	120.5	120.0	120.0	0.5	—
U.S. GAAP operating margin (3)	27%	(6)%	(11)%	n/m	435 bps

(1)
In February 2015, the FASB issued Accounting Standard Update 2015-02, or ASU 2015-02, Consolidation: Amendments to the Consolidation Analysis. We elected to early adopt ASU 2015-02 as of January 1, 2015, which resulted in the de-consolidation of all Funds previously consolidated on our Statement of Operations for the year ended December 31, 2014. We elected to implement ASU 2015-02 using the modified retrospective method and an effective date of adoption of January 1, 2015, which did not require the restatement of prior period results.

(2)	Reflects pro forma shares outstanding in prior periods.

(3)	U.S. GAAP operating margin equals operating income (loss) from continuing operations divided by total revenue.
The following table reconciles our net income attributable to controlling interests to our pre-tax income from continuing operations attributable to controlling interests:

	Years ended December 31,
($ in millions)	2015	2014	2013
U.S. GAAP Statement of Operations
Net income attributable to controlling interests	$155.5	$51.7	$25.7
Exclude: Loss (profit) on discontinued operations attributable to controlling interests	(0.8)	3.6	(6.3)
Net income from continuing operations attributable to controlling interests	154.7	55.3	19.4
Add: Income tax expense	46.6	12.8	13.3
Pre-tax income from continuing operations attributable to controlling interests	$201.3	$68.1	$32.7
U.S. GAAP Revenues
Our U.S. GAAP revenues principally consist of:

i.	management fees earned based on our overall weighted average fee rate charged to our clients and the level of assets under management;

ii.	performance fees earned or management fee adjustments when our Affiliates' investment performance over agreed time periods for certain clients has differed from pre-determined hurdles;

iii.	other revenue, consisting primarily of marketing, distribution and joint venture income; and

iv.	revenue from Funds consolidated prior to January 1, 2015, the net benefit of which is attributable to the holders of non-controlling interests.
Management Fees
Our management fees are a function of the fee rates our Affiliates charge to their clients, which are typically expressed in basis points, and the levels of our assets under management.
Excluding assets managed by our equity-accounted Affiliates, average basis points earned on average assets under management were 33.4 bps for the year ended December 31, 2015, 32.2 bps for the year ended December 31, 2014 and 32.6 bps for the year ended December 31, 2013. The greatest driver of increases or decreases in this average fee rate is changes in the mix of our assets under management caused by net inflows or outflows in certain asset classes or disproportionate market movements.

Our average basis points by asset class (including both consolidated Affiliates that are included, and equity-accounted Affiliates that are not included, in management fee revenue) over each of the periods indicated were:

	Years ended December 31,
	2015		2014		2013
($ in millions, except AUM data in billions)	Revenue	Basis Pts	Revenue	Basis Pts	Revenue	Basis Pts
U.S. equity	$205.4	25	$199.8	24	$174.1	24
Global / non-U.S. equity	366.2	42	335.0	42	275.5	42
Fixed income	31.3	21	31.5	22	29.8	23
Alternative, real estate & timber	155.7	44	134.0	42	117.9	41
Management fee revenue & weighted average fee rate on average AUM, including equity-accounted Affiliates	$758.6	34.3	$700.3	33.3	$597.3	33.6
Less: Revenue from equity-accounted Affiliates	(121.4)		(110.4)		(97.5)
Management fee revenue & weighted average fee rate on average AUM of consolidated Affiliates (1)	$637.2	33.4	$589.9	32.2	$499.8	32.6
Management fee revenue eliminated upon Funds consolidation(2)	—		(20.2)		(21.6)
U.S. GAAP management fee revenue	$637.2		$569.7		$478.2
Average AUM	$220.9		$210.3		$177.5
Average AUM excluding equity-accounted Affiliates	191.0		183.2		153.4
_________________________________

(1)	Amounts shown excluding equity-accounted Affiliates are equivalent to ENI management fee revenue. (See "ENI Revenues.")

(2)
Statement of operations data presented in accordance with U.S. GAAP include the results of Funds managed by our Affiliates, consolidated in periods prior to January 1, 2015, where it was determined that these entities were controlled by our Company. The effects of consolidating these entities in 2014 and 2013 included a reduction in U.S. GAAP management fee revenue of $(20.2) million for the year ended December 31, 2014 and $(21.6) million for the year ended December 31, 2013.

Year ended December 31, 2015 compared to year ended December 31, 2014:    Management fees increased $67.5 million, or 11.8%, from $569.7 million for the year ended December 31, 2014 to $637.2 million for the year ended December 31, 2015. Excluding the impact of Funds consolidated prior to January 1, 2015, management fees increased $47.3 million, or 8.0%, from $589.9 million for the year ended December 31, 2014. The increase was primarily attributable to increases in average assets under management excluding equity-accounted Affiliates, which increased 4.3% from $183.2 billion in 2014 to $191.0 billion in 2015. Of the increase in average assets from 2014 to 2015, $4.7 billion was due to the impact of market and other movements from 2014 to 2015, and $3.1 billion was due to 2014 net inflows offset by 2015 net outflows.
Additionally, the overall increase in management fee revenue is reflective of the increases in basis point yields of our assets under management. Excluding equity-accounted Affiliates, the weighted average fee rate earned on our average assets under management was 33.4 basis points in 2015 and 32.2 basis points in 2014, with the increase driven mostly by the mix of flows and market movements in and out of assets with varying fee rates. In 2015, excluding equity-accounted Affiliates, the average fee rate on U.S. equity increased by approximately 1 basis point as outflows occurred in the lowest fee mandates, and alternatives increased by approximately 6 basis points as flows went into higher fee assets. During this period, the combined share of higher fee global/non-U.S. equity and alternative assets, excluding equity-accounted Affiliates, went up by 2%, to 50% of average assets, while the mix of U.S. equity decreased approximately 2% to 42%. This shift was primarily driven by flows.

Year ended December 31, 2014 compared to year ended December 31, 2013:   Management fees increased $91.5 million, or 19.1%, from $478.2 million for the year ended December 31, 2013 to $569.7 million for the year ended December 31, 2014. Excluding the impact of consolidated Funds, management fees increased $90.1 million, or 18.0%, from $499.8 million for the year ended December 31, 2013 to $589.9 million for the year ended December 31, 2014. The increase was primarily attributable to increases in average assets under management excluding equity-accounted Affiliates, which increased 19.4% from $153.4 billion in 2013 to $183.2 billion in 2014. Of the increase in average assets from 2013 to 2014, $22.5 billion was due to net appreciation of assets under management, while $7.3 billion was due to increases in client flows.
Excluding equity-accounted Affiliates, the weighted average fee rate earned on our average assets under management was 32.2 basis points in 2014 and 32.6 basis points in 2013.
Performance Fees
Approximately $52 billion, or 29% of our AUM in consolidated Affiliates, are in accounts with incentive fee or carried interest features. Included below is a breakdown of our AUM from consolidated Affiliates, broken out between AUM subject to performance fees or carried interest and that subject only to management fees. Our alternative products subject to performance fees or carried interest earn these performance fees upon exceeding high-water mark performance thresholds or outperforming a hurdle rate. Conversely, the separate accounts/other products, which primarily earn management fees, are potentially subject to performance adjustment up or down based on investment performance versus benchmark. For each of these categories and in total, we have indicated in the table below the ratio of performance fees or carried interest relative to total management fees and performance fees (together, total fees).
In the second quarter of 2015, we recorded a gross performance fee of $48.1 million, or $11.4 million net of associated expenses and taxes. We believe that the unique characteristics of this fee, including its size and the extraordinary investment performance of the underlying product, make it unrepresentative of our recurring economics.

	AUM of consolidated Affiliates at December 31, 2015 ($ in billions)			Management fees for the twelve months ended December 31, 2015 ($ in millions)			Performance fees for the twelve months ended December 31, 2015 ($ in millions)
Category	Total	AUM of accounts without perfor-mance fees	AUM of accounts with perfor-mance fees(1)	Total	Accounts without perfor-mance fees	Accounts with perfor-mance fees	Total	As a % of total category fees among accounts with perfor-mance fees	As a % of total category fees (among all accounts)
Alternative products	$7.8	$—	$7.8	$45.5	$—	$45.5	$6.6	12.7%	12.7%
Separate accounts/other products	173.7	129.3	44.4	591.0	485.0	106.0	7.1	6.3%	1.2%
Total	$181.5	$129.3	$52.2	$636.5	$485.0	$151.5	$13.7	8.3%	2.1%
Non-recurring performance fee(1)				0.7	—	0.7	48.1	98.6%	98.6%
Total				$637.2	$485.0	$152.2	$61.8	28.9%	8.8%

(1)
Represents a non-recurring gross performance fee of $48.1 million related to the sale and liquidation of a Fund. The Fund and account that generated this non-recurring performance fee is unrepresentative of our recurring economics and was liquidated in June 2015. Therefore, the Fund and account are not included in the AUM of consolidated Affiliates at December 31, 2015 presented in the table above.

Gross performance fees earned (excluding the non-recurring performance fee and performance fees at equity-accounted Affiliates) were 2.1% of total fees in 2015 (8.8% including the non-recurring performance fee), 5.5% of total fees in 2014 and 3.5% of total fees in 2013. Performance fees are typically shared with our Affiliate key employees through various contractual compensation and profit-sharing arrangements, as illustrated in the following table:

	Years ended December 31,
	2015
($ in millions)	Including the non-recurring performance fee	Excluding the non-recurring performance fee	2014	2013
Gross performance fees	$61.8	$13.7	$34.3	$18.1
Net performance fees(1)	$26.7	$7.6	$19.9	$8.9
Percentage of performance fees accruing to OMAM	43.2%	55.5%	58.0%	49.2%
Gross performance fees as a percentage of total fees(2)	8.8%	2.1%	5.5%	3.5%

1.
Net performance fees are shown after the effect of contractual variable compensation and distributions to key employees of the Affiliates and represent the amount of the performance fee directly attributable to our shareholders.

2.
Total fees, comprised of management fees and performance fees, excluding the effect of consolidated Funds, were $650.2 million, (or $699.0 million including the non-recurring performance fee) for the year ended December 31, 2015, $624.2 million for the year ended December 31, 2014, and $517.9 million for the year ended December 31, 2013.

Year ended December 31, 2015 compared to year ended December 31, 2014:    Performance fees increased $27.5 million, or 80.2%, from $34.3 million for the year ended December 31, 2014 to $61.8 million for the year ended December 31, 2015. In the second quarter of 2015, we recorded a non-recurring gross performance fee of $48.1 million related to the sale and liquidation of a fund that resulted in a significant gain to the investor from the initial investment. The unique characteristics of this fee, including its size and the exceptional investment performance of the underlying product, is particular to this liquidated fund and it therefore is unrepresentative of our recurring economics. Excluding the non-recurring performance fee received in the second quarter of 2015, performance fees decreased $(20.6) million, or (60.1)%, from $34.3 million for the year ended December 31, 2014 to $13.7 million for the year ended December 31, 2015. Performance fees are variable and are contractually triggered based on investment performance results over agreed upon time periods.  The liquidation of an alternative product may also result in the recognition of a performance fee.  With respect to liquidations likely to occur in the near term, we do not expect to receive any net performance fees that would be material to our operating results. These projections are based on market conditions and investment performance as of December 31, 2015.
Year ended December 31, 2014 compared to year ended December 31, 2013:    Performance fees increased $16.2 million, or 89.5% from $18.1 million for the year ended December 31, 2013 to $34.3 million for the year ended December 31, 2014. Performance fees can be variable and are contractually triggered based on investment performance results over agreed upon time periods. Approximately one-third of the 2014 performance fees were driven by exceptional performance in a high-water mark based alternative strategy. In addition, we experienced strong performance fees in global/non-U.S. equity products.

Other Revenue
Year ended December 31, 2015 compared to year ended December 31, 2014:    Other revenue decrease $(1.3) million, or (81.3)%, from $1.6 million for the year ended December 31, 2014 to $0.3 million for the year ended December 31, 2015. The decrease was due to the wind-down of a Fund platform, as Global Distribution shifted priorities.
Year ended December 31, 2014 compared to year ended December 31, 2013:    Other revenue decreased $(0.2) million, or (11.1)%, from $1.8 million for the year ended December 31, 2013 to $1.6 million for the year ended December 31, 2014. The decrease was due to the wind-down of a Fund platform, as Global Distribution shifted priorities.
U.S. GAAP Expenses
Our U.S. GAAP expenses principally consist of:

i.
compensation paid to our investment professionals and other employees, including base salary, benefits, sales-based compensation, variable compensation, Affiliate distributions and re-valuation of key employee owned Affiliate equity and profit interests;

ii.	general and administrative expenses;

iii.	amortization of acquired intangible assets;

iv.	depreciation and amortization charges; and

v.	expenses of Funds consolidated prior to January 1, 2015, the net cost of which is attributable to the holders of non-controlling interests.
Compensation and Benefits Expense
Our most significant category of expense is compensation and benefits awarded to our and our Affiliates' employees. The following table presents the components of U.S. GAAP compensation expense for the years ended December 31, 2015, 2014 and 2013:

	Years ended December 31,
($ in millions)	2015	2014	2013
Fixed compensation and benefits(1)	$134.2	$120.2	$111.4
Sales-based compensation(2)	19.7	15.8	11.0
Compensation related to restructuring expenses(3)	0.6	0.5	—
Variable compensation(4)	201.0	169.8	153.8
Affiliate key employee distributions(5)	38.8	40.1	28.4
Non-cash Affiliate key employee equity revaluations(6)	18.5	83.0	47.7
Total U.S. GAAP compensation and benefits expense	$412.8	$429.4	$352.3

(1)	Fixed compensation and benefits include base salaries, payroll taxes and the cost of benefit programs provided.

(2)
Sales-based compensation is paid to us and our Affiliates' sales and distribution teams and represents compensation earned by our sales professionals, paid over a multi-year period, related to revenue earned on new sales. Its variability is based upon the structure of sales-based compensation due on inflows of assets under management in both current and prior periods.

(3)	Restructuring costs incurred in continuing operations which represent an exit from a distinct product or line of business.

(4)
Variable compensation is contractually set and calculated individually at each Affiliate, plus Center bonuses. Variable compensation is usually awarded based on a contractual percentage of each Affiliate's ENI profits before variable compensation and may be paid in the form of cash or non-cash Affiliate equity or profit interests. Center variable compensation includes cash and OMAM equity. Non-cash variable compensation awards typically vest over several years and are recognized as compensation expense over that service period. The variable compensation ratio at each Affiliate, calculated as variable compensation divided by ENI earnings before variable compensation, will typically be between 25% and 30%.

	Years ended December 31,
($ in millions)	2015	2014	2013
Cash variable compensation	$177.2	$151.4	$138.3
Non-cash equity-based award amortization	23.8	18.4	15.5
Total variable compensation(a)	$201.0	$169.8	$153.8

(a)
For the year ended December 31, 2015, $174.0 million of variable compensation expense (of the $201.0 million above) is included within economic net income which excludes the variable compensation attributable to the non-recurring performance fee.

(5)
Affiliate key employee distributions represent the share of Affiliate profits after variable compensation that is attributable to Affiliate key employee equity and profit interests holders, according to their ownership interests. The Affiliate key employee distribution ratio at each Affiliate is calculated as Affiliate key employee distributions divided by ENI operating earnings at that Affiliate. At certain Affiliates, OMUS is entitled to an initial preference over profits after variable compensation, structured such that before a preference threshold is reached, there would be no required key employee distributions, whereas for profits above the threshold the key employee distribution amount would be calculated based on the key employee ownership percentages, which range from approximately 15% to 35% at our consolidated Affiliates. OMUS's preference amounted to a total of $126.2 million for the year ended December 31, 2015, $128.2 million for the year ended December 31, 2014 and $114.9 million for the year ended December 31, 2013. The total preference amount changes annually in relation to changes in the relevant Affiliates' ENI profits after variable compensation, and will be capped once it reaches $145.0 million.

(6)
Non-cash Affiliate key employee equity revaluations represent changes in the value of Affiliate equity and profit interests held by Affiliate key employees. These ownership interests may in certain circumstances be repurchased by OMUS at a value based on a pre-determined fixed multiple of trailing earnings and as such this value is carried on our balance sheet as a liability. However, any equity or profit interests repurchased by OMUS can be used to fund a portion of future variable compensation awards, resulting in savings in cash variable compensation that offset the negative cash effect of repurchasing the equity. Our Affiliate equity and profit interest plans have been designed to ensure OMUS is not required to repurchase more equity than we can reasonably recycle through variable compensation awards in any given twelve month period. OMUS may also choose to retain repurchased Affiliate equity or profit interests, entitling us to an additional share of future Affiliate earnings that represents an unrecognized economic asset to us.

Fluctuations in compensation and benefits expense for the periods presented are discussed below.

Year ended December 31, 2015 compared to year ended December 31, 2014:    Compensation and benefits expense decreased $(16.6) million, or (3.9)%, from $429.4 million for the year ended December 31, 2014 to $412.8 million for the year ended December 31, 2015. Fixed compensation and benefits increased $14.0 million, or 11.6%, from $120.2 million for the year ended December 31, 2014 to $134.2 million for the year ended December 31, 2015. This reflects increases in head count at certain Affiliates, as well as annual increases in base salaries, wages and benefits. The twelve months ended December 31, 2015 also includes $0.9 million of fixed compensation related to being a public company. Variable compensation increased $31.2 million or 18.4%, from $169.8 million for the year ended December 31, 2014 to $201.0 million for the year ended December 31, 2015, primarily driven by higher pre-variable compensation earnings, including the earnings from the non-recurring performance fee. Variable compensation excluding the non-recurring performance fee increased $4.2 million, or 2.5%, to $174.0 million for the year ended December 31, 2015. Public company-related variable compensation of $3.2 million for the twelve months ended December 31, 2015 reflects the impact of new hires and our 2015 – 2017 long term incentive plan. Sales-based compensation increased $3.9 million, or 24.7%, from $15.8 million for the year ended December 31, 2014 to $19.7 million for the year ended December 31, 2015, as a result of the timing and structure of sales-based compensation due and higher management fee rates earned on asset inflows in current and prior periods. Affiliate key employee distributions decreased $(1.3) million, or (3.2)%, from $40.1 million for the year ended December 31, 2014 to $38.8 million for the year ended December 31, 2015 as a result of the mix and level of performance fee revenue and Affiliate profit as well as the repurchase of additional equity at an Affiliate in October, 2014. Revaluations of Affiliate equity decreased $(64.5) million, to $18.5 million, reflecting formulaic revaluations of key employee ownership at certain Affiliates along with $31.6 million of revaluation of Affiliate equity in 2014 related to the repurchase of additional equity at an Affiliate that did not recur in 2015.
Year ended December 31, 2014 compared to year ended December 31, 2013:    Compensation and benefits expense increased $77.1 million, or 21.9%, from $352.3 million for the year ended December 31, 2013 to $429.4 million for the year ended December 31, 2014. Fixed compensation and benefits increased $8.8 million, or 7.9%, from $111.4 million for the year ended December 31, 2013 to $120.2 million for the year ended December 31, 2014. This reflects increases in head count at certain Affiliates, as well as annual increases in base salaries, wages and benefits. Variable compensation increased $16.0 million, or 10.4%, from $153.8 million for the year ended December 31, 2013 to $169.8 million for the year ended December 31, 2014, which was driven by higher pre-variable compensation earnings. Sales-based compensation increased $4.8 million, or 43.6%, from $11.0 million for the year ended December 31, 2013 to $15.8 million for the year ended December 31, 2014, as a result of the timing and structure of sales-based compensation due on inflows of assets under management in current and prior periods. Affiliate key employee distributions increased $11.7 million, or 41.2%, from $28.4 million for the year ended December 31, 2013 to $40.1 million for the year ended December 31, 2014, and revaluations of Affiliate equity increased $35.3 million, both of which were due to higher Affiliate earnings after variable compensation, in addition to higher key employee ownership at certain Affiliates. The repurchase of additional equity at an Affiliate in October 2014 also resulted in $31.6 million of revaluation of Affiliate equity.
General and Administrative Expense
Year ended December 31, 2015 compared to year ended December 31, 2014:    General and administrative expense increased $4.3 million, or 5.1%, from $83.9 million for the year ended December 31, 2014 to $88.2 million for the year ended December 31, 2015. Increases in general and administrative expenses were primarily attributable to incremental public company costs incurred following the Offering, which rose to $5.9 million for the year ended December 31, 2015 from $1.9 million for the year ended December 31, 2014, a year in which we were a public company for less than one quarter.
Year ended December 31, 2014 compared to year ended December 31, 2013:    General and administrative expense increased $15.2 million, or 22.1%, from $68.7 million for the year ended December 31, 2013 to $83.9 million for the year ended December 31, 2014. Increases in general and administrative expenses were in line with the overall growth of the business combined with increased legal and advisory fees, approximately $3 million of which related to the restructuring of an investment that was borne by an Affiliate, and other incremental public company costs incurred following the Offering.

Amortization and Impairment of Acquired Intangibles Expense
Year ended December 31, 2015 compared to year ended December 31, 2014:    Amortization of acquired intangibles expense increased from $0.1 million for the year ended December 31, 2014 to $0.2 million for the year ended December 31, 2015 primarily due to an Affiliate's purchase of a joint venture.
Year ended December 31, 2014 compared to year ended December 31, 2013:   Amortization of acquired intangibles expense was unchanged, at $0.1 million for the year ended December 31, 2013 and $0.1 million for the year ended December 31, 2014.
Depreciation and Amortization Expense
Year ended December 31, 2015 compared to year ended December 31, 2014:    Depreciation and amortization expense increased $0.8 million, or 13.1%, from $6.1 million for the year ended December 31, 2014 to $6.9 million for the year ended December 31, 2015. The increase was primarily related to the purchase of new property and equipment in 2014, along with higher amortization of leasehold improvements.
Year ended December 31, 2014 compared to year ended December 31, 2013:    Depreciation and amortization expense increased $1.2 million, or 24.5%, from $4.9 million for the year ended December 31, 2013 to $6.1 million for the year ended December 31, 2014. The increase was primarily related to the purchase of new property and equipment in 2014, along with higher amortization of leasehold improvements.
U.S. GAAP Other Non-Operating Items of Income and Expense
Other non-operating items of income and expense consist of:

i.	investment income;

ii.	interest income; and

iii.	interest expense.
Investment Income
Year ended December 31, 2015 compared to year ended December 31, 2014:    Investment income increased $0.8 million, or 6.6%, from $12.2 million for the year ended December 31, 2014 to $13.0 million for the year ended December 31, 2015, primarily due to higher earnings at our equity-accounted Affiliates which increased $3.1 million, or 32.3%, from $9.6 million for the year ended December 31, 2014 to $12.7 million for the year ended December 31, 2015, partially offset by returns on co-investments for the year ended December 31, 2014 not recurring in 2015 due to their having been wholly allocated to our Parent following the Offering.
Year ended December 31, 2014 compared to year ended December 31, 2013:    Investment income increased $1.5 million, or 14.0%, from $10.7 million for the year ended December 31, 2013 to $12.2 million for the year ended December 31, 2014, primarily due to higher earnings on equity-accounted Affiliates which increased $1.9 million, or 24.7%, from $7.7 million for the year ended December 31, 2013 to $9.6 million for the year ended December 31, 2014.
Interest Income
Year ended December 31, 2015 compared to year ended December 31, 2014:    Interest income was unchanged at $0.2 million for the year ended December 31, 2014 and for the year ended December 31, 2015.
Year ended December 31, 2014 compared to year ended December 31, 2013:    Interest income decreased $(0.3) million, or (60.0)%, from $0.5 million for the year ended December 31, 2013 to $0.2 million for the year ended December 31, 2014 due to lower balances in interest-bearing accounts.

Interest Expense
Year ended December 31, 2015 compared to year ended December 31, 2014:    Interest expense decreased $(47.5) million, or (93.9)%, from $50.6 million for the year ended December 31, 2014 to $3.1 million for the year ended December 31, 2015. Interest expense in 2014 was attributable to long-term debt owed to our Parent. As a part of our Reorganization prior to the Offering, our Parent made a capital contribution consisting of our entire debt to our Parent, thereby eliminating the corresponding interest expense. Interest expense for the year ended December 31, 2015 of $3.1 million primarily relates to our third party credit facility.
Year ended December 31, 2014 compared to year ended December 31, 2013:    Interest expense decreased $(21.6) million, or (29.9)%, from $72.2 million for the year ended December 31, 2013 to $50.6 million for the year ended December 31, 2014. As a part of our Reorganization prior to the Offering, our Parent made a capital contribution of $971.3 million comprised of our outstanding debt to our Parent. As a result, interest expense paid to our Parent decreased $22.4 million, or (31.0)%, from $72.2 million for the year ended December 31, 2013 to $49.8 million for year ended December 31, 2014. Following the Offering, we drew upon our new third party credit facility in the amount of $177.0 million, resulting in third party interest expense of $0.7 million in the fourth quarter of 2014.
U.S. GAAP Income Tax Expense
Year ended December 31, 2015 compared to year ended December 31, 2014:    Income tax expense increased $33.8 million, or 264.1%, from $12.8 million for the year ended December 31, 2014 to $46.6 million for the year ended December 31, 2015. The increase was primarily due to increases in income from continuing operations before tax attributable to controlling interest, partially offset by tax benefits attributable to intercompany debt arrangements.
Year ended December 31, 2014 compared to year ended December 31, 2013:    Income tax expense decreased $(0.5) million, or (3.8)%, from $13.3 million for the year ended December 31, 2013 to $12.8 million for the year ended December 31, 2014. The decrease was primarily due to an $11.3 million reduction in the valuation allowance in 2014, offset by increases in pre-tax income from continuing operations attributable to controlling interests. Additionally, 2013 tax expense reflected the write off of expired state net operating losses.
U.S. GAAP Consolidated Funds
As discussed further in Note 2 of our accompanying Consolidated Financial Statements, in the first quarter of 2015 we elected to adopt the provisions of ASU 2015-02 with an effective date of January 1, 2015 using the modified retrospective method, which resulted in the de-consolidation of all Funds previously consolidated as of December 31, 2014. As of January 1, 2015 and through December 31, 2015, there were no new Funds which required consolidation pursuant to ASU 2015-02.
For periods prior to January 1, 2015, revenue from consolidated Funds related primarily to sales of timber in consolidated Funds, while expenses from consolidated Funds represented the cost of those sales and third-party financing costs associated with the timber assets acquired by those Funds. Timber assets were carried at cost and prior to the liquidation of the timber Fund assets, the costs of growing the timber often outweighed the periodic revenues, resulting in a net operating loss under U.S. GAAP. The entire net income or loss of all consolidated Funds, excluding any income or loss attributable to co-investments we made in the Funds, was included in non-controlling interest in our Consolidated Financial Statements and was not included in the net income (loss) attributable to controlling interests or in management fees.
Year ended December 31, 2015 compared to year ended December 31, 2014:    As noted above, there were no gains or losses recorded in 2015 due to the de-consolidation of all Funds. Amounts attributable to controlling interests were gains of $20.1 million for the year ended December 31, 2014, primarily representing management fees earned.

Year ended December 31, 2014 compared to year ended December 31, 2013:    Consolidated Funds' revenue increased $20.2 million, or 4.7%, from $430.5 million for the year ended December 31, 2013 to $450.7 million for the year ended December 31, 2014. Consolidated Funds' expenses increased $1.9 million, or 0.3%, from $602.1 million for the year ended December 31, 2013 to $604.0 million for the year ended December 31, 2014. These increases in both revenues and expenses were mainly due to incremental harvesting increases at consolidated timber Funds. Consolidated Funds' investment gain decreased $(3.5) million, or (4.6)%, from $76.7 million for the year ended December 31, 2013 to $73.2 million for the year ended December 31, 2014. The net loss on consolidated Funds decreased $(14.8) million, or (15.6%), from $94.9 million for the year ended December 31, 2013, to $80.1 million for the year ended December 31, 2014, primarily due to improved financial results at two consolidated timber Funds. Of these losses, $100.2 million in 2014 and $116.5 million in 2013 were attributable to non-controlling interests in consolidated Funds. Amounts attributable to controlling interests were gains of $20.1 million in 2014 and $21.6 million in 2013, primarily representing management fees earned by our Affiliates.
Discontinued Operations
In the fourth quarter of 2013, we began to wind down the operations of Echo Point Investment Management, which was substantially completed in the first quarter of 2014. In the second quarter of 2014, we transferred a former Affiliate, Rogge Global Partners plc, to our Parent and have accordingly presented its results within discontinued operations. The results from both of these businesses are included in our discontinued operations.
Year ended December 31, 2015 compared to year ended December 31, 2014:    The result from discontinued operations increased $1.1 million, from a loss of $(1.1) million, net of tax, for the year ended December 31, 2014 to $0.0 million for the year ended December 31, 2015. Gain (loss) on disposal decreased $(1.5) million, from a gain on disposal of $2.3 million for the year ended December 31, 2014 to a gain on disposal of $0.8 million for the year ended December 31, 2015, in each case net of tax, representing the excess of disposal proceeds received over the carrying amount of net assets disposed of, and incremental costs of disposal in each period.
Year ended December 31, 2014 compared to year ended December 31, 2013:    The result from discontinued operations decreased $(3.8) million, from a gain of $2.7 million for the year ended December 31, 2013 to a loss of $(1.1) million for the year ended December 31, 2014, in each case net of tax. The net amount attributable to controlling interests decreased $(14.3) million, from a gain of $8.5 million for the year ended December 31, 2013 to a loss of $(5.8) million for the year ended December 31, 2014, with the balance attributable to non-controlling interests in consolidated Funds of discontinued operations. Gain (loss) on disposal increased $4.4 million, from a loss on disposal of $(2.1) million for the year ended December 31, 2013 to a gain on disposal of $2.3 million for the year ended December 31, 2014, in each case net of tax, representing the excess of disposal proceeds received over the carrying amount of net assets disposed of, and incremental costs of disposal in each period.

Key U.S. GAAP Operating Metrics
The following table shows our key U.S. GAAP operating metrics for the years ended December 31, 2015, 2014 and 2013. As discussed further in Note 2 of our accompanying Consolidated Financial Statements, in the first quarter of 2015 we elected to adopt the provisions of ASU 2015-02 with an effective date of January 1, 2015 using the modified retrospective method, which resulted in the de-consolidation of all Funds previously consolidated as of December 31, 2014. The second, third and fourth metrics below have each been adjusted to eliminate the effect of consolidated Funds to make 2014 and 2013 metrics comparable to 2015.

	Years ended December 31,
($ in millions)	2015	2014	2013
Numerator: Operating income (loss)	$191.2	$(67.2)	$(99.5)
Denominator: Total revenue	$699.3	$1,056.3	$928.6
U.S. GAAP operating margin(1)	27%	(6)%	(11)%

Numerator: Total operating expenses(2)	$508.1	$519.5	$426.0
Denominator: Management fee revenue(3)	$637.2	$589.9	$499.8
U.S. GAAP operating expense / management fee revenue(4)	80%	88%	85%

Numerator: Variable compensation	$201.0	$169.8	$153.8
Denominator: Operating income before variable compensation and Affiliate key employee distributions(2)(3)(5)(6)	$431.0	$316.2	$275.9
U.S. GAAP variable compensation ratio(4)	47%	54%	56%

Numerator: Affiliate key employee distributions	$38.8	$40.1	$28.4
Denominator: Operating income before Affiliate key employee distributions(2)(3)(5)(6)	$230.0	$146.4	$122.1
U.S. GAAP Affiliate key employee distributions ratio(4)	17%	27%	23%

1.
Excluding the effect of Funds consolidation in periods prior to January 1, 2015, the U.S. GAAP operating margin would be 17% for the year ended December 31, 2014 and 18% for the year ended December 31, 2013.

2.	Excludes consolidated Funds expense of $604.0 million for the year ended December 31, 2014 and $602.1 million for the year ended December 31, 2013.

3.	Includes management fees eliminated as a result of Funds consolidation, amounting to $20.2 million for the year ended December 31, 2014 and $21.6 million for the year ended December 31, 2013.

4.	Excludes the effect of Funds consolidation in periods prior to January 1, 2015.

5.	Excludes consolidated Funds revenue of $450.7 million for the year ended December 31, 2014 and $430.5 million for the year ended December 31, 2013.

6.
The following table identifies the components of operating income before variable compensation and Affiliate key employee distributions, as well as operating income before Affiliate key employee distributions:

	Years ended December 31,
($ in millions)	2015	2014	2013
Operating income (loss)	$191.2	$(67.2)	$(99.5)
Variable compensation	201.0	169.8	153.8
Affiliate key employee distributions	38.8	40.1	28.4
Net effect of Funds consolidation	—	173.5	193.2
Operating income before variable compensation and Affiliate key employee distributions	$431.0	$316.2	$275.9
Variable compensation	(201.0)	(169.8)	(153.8)
Operating income before Affiliate key employee distributions	$230.0	$146.4	$122.1
Effects of Inflation
For the years ended December 31, 2015, 2014, and 2013, inflation did not have a material effect on our consolidated results of operations.

Non-GAAP Supplemental Performance Measure—Economic Net Income
As supplemental information, we provide a non-GAAP performance measure that we refer to as economic net income, or ENI, which represents our management's view of the underlying economic earnings generated by us. We define economic net income as ENI revenue less (i) ENI operating expenses, (ii) variable compensation, (iii) key employee distributions, (iv) net interest, and (v) taxes, each as further discussed in this section. These ENI adjustments to U.S. GAAP include both reclassifications of U.S. GAAP revenue and expense items, as well as adjustments to U.S. GAAP results, primarily to exclude non-cash, non-economic expenses, or to reflect cash benefits not recognized under U.S. GAAP.
ENI is an important measure to investors because it is used by the Company to make resource allocation decisions, determine appropriate levels of investment or dividend payout, manage balance sheet leverage, determine Affiliate variable compensation and equity distributions, and incentivize management. It is also an important measure because it assists management in evaluating our operating performance and is presented in a way that most closely reflects the key elements of our profit share operating model with our Affiliates. For a further discussion of how we use ENI and why ENI is useful to investors, see "—Overview—How We Measure Performance."
To calculate economic net income, we re-categorize certain line items on our Statement of Operations to reflect the following:

•
We exclude the effect of Funds consolidation in periods prior to January 1, 2015 by removing the portion of Fund revenues, expenses and investment return which were not attributable to our shareholders.

•	We include within management fee revenue any fees paid to Affiliates as a result of Funds consolidation in periods prior to January 1, 2015.

•
We include our share of earnings from equity-accounted Affiliates within other income in ENI revenue, rather than investment income. Earnings from equity-accounted Affiliates amounted to $12.7 million for the year ended December 31, 2015, $9.6 million for the year ended December 31, 2014 and $7.7 million for the year ended December 31, 2013.

•	We treat sales-based compensation as a general and administrative expense, rather than part of fixed compensation and benefits.

•	We segregate from operating expenses variable compensation and Affiliate key employee distributions, which represent Affiliate earnings shared with Affiliate key employees.
To reflect the Reorganization which took place at the time of the Offering, we have excluded:

i.	notional corporate cost allocations which are non-cash expenses that have not recurred following the Offering;

ii.	interest expense historically paid to our Parent, as the related debt was restructured in connection with the Offering and thereafter has been eliminated from our consolidated results; and

iii.	historic mark-to-market co-investment gains and losses, because these investments and ongoing returns thereon have been allocated wholly to OMGUK.
We also make the following adjustments to U.S. GAAP results to more closely reflect our economic results:

iv.
We exclude non-cash expenses representing changes in the value of Affiliate equity and profit interests held by Affiliate key employees. These ownerships interests may in certain circumstances be repurchased by OMUS at a value based on a pre-determined fixed multiple of trailing earnings and as such this value is carried on our balance sheet as a liability. Non-cash movements in the value of this liability are treated as compensation expense under U.S. GAAP. However, any equity or profit interests repurchased by OMUS can be used to fund a portion of future variable compensation awards, resulting in savings in cash variable compensation that offset the negative cash effect of repurchasing the equity. Our Affiliate equity and profit interest plans have been designed to ensure OMUS is never required to repurchase more equity than we can reasonably recycle through variable compensation awards in any given twelve month period. OMUS may also choose to retain repurchased Affiliate equity or profit interests, entitling us to an additional share of future Affiliate earnings that represents an unrecognized economic asset to us.

v.
We exclude non-cash amortization or impairment expenses related to acquired goodwill and other intangibles as these are non-cash charges that do not result in an outflow of tangible economic benefits from the business.

vi.
We exclude capital transaction costs, including the costs of raising debt or equity, gains or losses realized as a result of redeeming debt or equity and direct incremental costs associated with acquisitions of businesses or assets.

vii.
We exclude the results of discontinued operations attributable to controlling interests since they are not part of our ongoing business, and restructuring costs incurred in continuing operations which represent an exit from a distinct product or line of business.

viii.
We exclude deferred tax resulting from changes in tax law and expiration of statutes, adjustments for uncertain tax positions, deferred tax attributable to intangible assets and other unusual items not related to current operating results to reflect ENI tax normalization.

We also adjust our income tax expense to reflect any tax impact of our ENI adjustments.
Additional categories of economic net income adjustments that we may make in the future include, but are not limited to:

•
the exclusion of seed capital and co-investment gains, losses and related financing costs. The net returns on these investments are considered and presented separately from ENI because ENI is primarily a measure of our earnings from managing client assets, which therefore differs from earnings generated by our investments in Affiliate products, which can be variable from period to period.

•	the exclusion of non-contractual, non-cash interest expense recognized under U.S. GAAP in connection with the unwinding of discounts implicit in long-term financial liabilities.

•	the inclusion of cash tax benefits associated with deductions allowed for acquired intangibles and goodwill that are not recognized within earnings under U.S. GAAP.

Reconciliation of U.S. GAAP Net Income to Economic Net Income for the Years Ended December 31, 2015, 2014 and 2013
The following table reconciles net income attributable to controlling interests to economic net income for the years ended December 31, 2015, 2014 and 2013:

		Years ended December 31,
($ in millions)		2015	2014	2013
U.S. GAAP net income attributable to controlling interests		$155.5	$51.7	$25.7
Adjustments related to restructuring and reorganization actions undertaken in connection with our initial public offering:
i	Non-cash notional parent corporate cost allocation	—	3.4	3.3
ii	Intercompany interest expense	—	49.8	72.2
iii	Co-investment (gain)	—	(2.6)	(3.0)
Adjustments to reflect our economic earnings:
iv	Non-cash key employee-owned equity and profit interest revaluations	18.2	83.0 *	47.7
v	Amortization and impairment of goodwill and acquired intangible assets	0.2	0.1	0.1
vi	Capital transaction costs	2.3	—	—
vii	Discontinued operations attributable to controlling interests and restructuring	(0.2)	5.8	(6.3)
viii	ENI tax normalization	(6.3)	(6.7)	1.2
Tax effect of above adjustments**		(8.6)	(33.2)	(18.0)
Economic net income (including the non-recurring performance fee)		161.1	151.3	122.9
Non-recurring performance fee, net***		(11.4)	—	—
Economic net income, excluding the non-recurring performance fee		$149.7	$151.3	$122.9

*     Includes $31.6 million related to the purchase of additional ownership interests in an Affiliate.
**     Reflects the sum of line items iii, iv, v, vi and the restructuring portion of line item vii taxed at the 40.2% U.S. statutory rate (including state tax). The restructuring portion of line item vii amounted to $0.5 million for the year ended December 31, 2015, $2.3 million for the year ended December 31, 2014 and $0.0 million for the year ended December 31, 2013.
***    In the second quarter of 2015, we recorded a non-recurring gross performance fee of $48.1 million.  The $11.4 million represents the net amount accruing to OMAM after Affiliate contractual variable compensation, other directly related expenses, and the tax effect of the non-recurring performance fee calculated using a 40.2% tax rate.
Limitations of Economic Net Income
Economic net income is the key measure our management uses to evaluate the financial performance of, and make operational decisions for, our business. Economic net income is not audited, and is not a substitute for net income or other performance measures that are derived in accordance with U.S. GAAP. Furthermore, our calculation of economic net income may differ from similarly titled measures provided by other companies.
Because the calculation of economic net income excludes certain ongoing expenses, including amortization expense and certain compensation costs, it has certain material limitations and should not be viewed in isolation or as a substitute for U.S. GAAP measures of earnings.

ENI Revenue
The following table reconciles U.S. GAAP revenue to ENI revenue for the years ended December 31, 2015, 2014 and 2013:

	Years ended December 31,
($ in millions)	2015	2014	2013
U.S. GAAP revenue	$699.3	$1,056.3	$928.6
Include investment return on equity-accounted Affiliates	12.7	9.6	7.7
Exclude the non-recurring performance fee	(48.1)	—	—
Exclude revenue from consolidated Funds attributable to non-controlling interests	—	(430.5)	(408.8)
ENI revenue	$663.9	$635.4	$527.5
The following table identifies the components of ENI revenue:

	Years ended December 31,
($ in millions)	2015	2014	2013
Management fees(1)	$637.2	$589.9	$499.8
Performance fees (excluding the non-recurring performance fee)(2)	13.7	34.3	18.1
Other income, including equity-accounted subsidiaries(3)	13.0	11.2	9.6
ENI revenue	$663.9	$635.4	$527.5

(1)
ENI management fees correspond to U.S. GAAP management fees, adjusted by reversing the U.S. GAAP Funds consolidation eliminations for periods prior to January 1, 2015 of $20.2 million for the year ended December 31, 2014 and $21.6 million for the year ended December 31, 2013. We reverse the effect of Funds consolidation in order to isolate the economics attributable to our shareholders.

	Years ended December 31,
($ in millions)	2015	2014	2013
U.S. GAAP management fees	$637.2	$569.7	$478.2
Add back: revenue eliminated upon Funds consolidation	—	20.2	21.6
ENI management fees	$637.2	$589.9	$499.8

(2)
In the second quarter of 2015, we recorded a non-recurring performance fee of $48.1 million ($11.4 million, net of associated expenses and taxes). Unless explicitly noted, the ENI revenue, ENI expenses, and ENI key metrics for the year ended December 31, 2015 exclude the impact of the non-recurring performance fee. While all performance fees fall within OMAM's definition of economic net income, we believe that the unique characteristics of this fee, including its size and the extraordinary investment performance of the underlying product, make it unrepresentative of our recurring economics and we have therefore removed it from our presentation of ENI revenue.

	Years ended December 31,
($ in millions)	2015	2014	2013
U.S. GAAP performance fees	$61.8	$34.3	$18.1
Less: non-recurring performance fee	(48.1)	—	—
ENI performance fees	$13.7	$34.3	$18.1

(3)
ENI other income is comprised of other revenue under U.S. GAAP, plus our earnings from equity-accounted Affiliates of $12.7 million for the year ended December 31, 2015, $9.6 million for the year ended December 31, 2014 and $7.7 million for the year ended December 31, 2013.

	Years ended December 31,
($ in millions)	2015	2014	2013
U.S. GAAP other revenue	$0.3	$1.6	$1.8
Income from equity-accounted Affiliates	12.7	9.6	7.7
Other reconciling adjustments	—	—	0.1
ENI other income	$13.0	$11.2	$9.6
ENI Operating Expenses
The largest difference between U.S. GAAP operating expense and ENI operating expense (excluding the impact of Funds consolidation) relates to compensation. As shown in the following reconciliation, the Company excludes the impact of key employee equity revaluations. Variable compensation and Affiliate key employee distributions are also segregated out of U.S. GAAP operating expense in order to align with the manner in which these items are contractually calculated at the Affiliate level.

The following table reconciles U.S. GAAP operating expense to ENI operating expense for the years ended December 31, 2015, 2014 and 2013:

	Years ended December 31,
($ in millions)	2015	2014	2013
U.S. GAAP operating expense	$508.1	$1,123.5	$1,028.1
Less: items excluded from economic net income
Affiliate key employee equity revaluations	(18.2)	(83.0)	(47.7)
Amortization of acquired intangible assets	(0.2)	(0.1)	(0.1)
Pre-IPO non-cash notional Parent corporate cost allocation	—	(3.4)	(3.3)
Other items excluded from ENI(1)	(4.7)	(2.2)	0.1
Funds' operating expenses	—	(604.0)	(602.1)
Less: items segregated out of U.S. GAAP operating expense
Variable compensation(2)	(201.0)	(169.8)	(153.8)
Affiliate key employee distributions	(38.8)	(40.1)	(28.4)
ENI operating expense	$245.2	$220.9	$192.8

(1)	Other items include capital transaction costs, restructuring expenses, and expenses (excluding variable compensation) associated with the non-recurring performance fee in 2015.

(2)
For the year ended December 31, 2015, $174.0 million of variable compensation expense (of the $201.0 million above) is included within economic net income which excludes the revenue and the variable compensation attributable to the non-recurring performance fee.

The following table identifies the components of ENI operating expense:

	Years ended December 31,
($ in millions)	2015	2014	2013
Fixed compensation & benefits(1)	$133.2	$120.2	$111.4
General and administrative expenses(2)	105.1	94.6	76.5
Depreciation and amortization	6.9	6.1	4.9
ENI operating expense	$245.2	$220.9	$192.8
(1)Fixed compensation and benefits include base salaries, payroll taxes and the cost of benefit programs provided. The following table reconciles U.S. GAAP compensation expense for the years ended December 31, 2015, 2014 and 2013 to ENI fixed compensation and benefits expense:

	Years ended December 31,
($ in millions)	2015	2014	2013
Total U.S. GAAP compensation expense	$412.8	$429.4	$352.3
Affiliate key employee equity revaluations excluded from ENI	(18.5)	(83.0)	(47.7)
Sales-based compensation reclassified to ENI general & administrative expenses	(19.7)	(15.8)	(11.0)
Affiliate key employee distributions	(38.8)	(40.1)	(28.4)
Variable compensation(a)	(201.0)	(169.8)	(153.8)
Other adjustments(b)	(1.6)	(0.5)	—
ENI fixed compensation and benefits	$133.2	$120.2	$111.4

(a)
For the year ended December 31, 2015, $174.0 million of variable compensation expense (of the $201.0 million above) is included within economic net income which excludes the revenue and the variable compensation attributable to the non-recurring performance fee.

(b)	Includes compensation related to restructuring expenses and fixed compensation and benefits associated with the non-recurring performance fee in 2015.
(2)The following table reconciles U.S. GAAP general and administrative expense to ENI general and administrative expense:

	Years ended December 31,
($ in millions)	2015	2014	2013
U.S. GAAP general and administrative expense	$88.2	$83.9	$68.7
Sales-based compensation	19.7	15.8	11.0
Other adjustments excluded from ENI(a)	(2.8)	(5.1)	(3.2)
ENI general and administrative expense	$105.1	$94.6	$76.5

(a)
Other adjustments include capital transaction costs, restructuring expenses, and expenses (excluding variable compensation and fixed compensation and benefits) associated with the non-recurring performance fee in 2015.

Key Non-GAAP Operating Metrics
The following table shows our key non-GAAP operating metrics for the years ended December 31, 2015, 2014 and 2013. We present these metrics because they are the measures our management uses to evaluate the profitability of our business and are useful to investors because they represent the key drivers and measures of economic performance within our business model. Please see the footnotes below for an explanation of each ratio, its usefulness in measuring the economics and operating performance of our business, and a reference to the most closely related U.S. GAAP measure:

	Years ended December 31,
($ in millions)	2015	2014	2013
Numerator: ENI operating earnings(1)	$244.7	$244.7	$180.9
Denominator: ENI revenue	$663.9	$635.4	$527.5
ENI operating margin(2)	37%	39%	34%

Numerator: ENI operating expense	$245.2	$220.9	$192.8
Denominator: ENI management fee revenue(3)	$637.2	$589.9	$499.8
ENI operating expense / management fee revenue(4)	38%	37%	39%

Numerator: ENI variable compensation(5)	$174.0	$169.8	$153.8
Denominator: ENI earnings before variable compensation(6)(1)	$418.7	$414.5	$334.7
ENI variable compensation ratio(7)	42%	41%	46%

Numerator: Affiliate key employee distributions	$38.9	$40.1	$28.4
Denominator: ENI operating earnings(1)	$244.7	$244.7	$180.9
ENI Affiliate key employee distributions ratio(8)	16%	16%	16%

(1)
ENI operating earnings represents ENI earnings before Affiliate key employee distributions and is calculated as ENI revenue, less ENI operating expense, less ENI variable compensation. It differs from economic net income because it does not include the effects of Affiliate key employee distributions, net interest expense or income tax expense. The following table reconciles ENI operating earnings to U.S. GAAP operating income (loss):

	Years ended December 31,
($ in millions)	2015	2014	2013
U.S. GAAP operating income (loss)	$191.2	$(67.2)	$(99.5)
Include investment return on equity-accounted Affiliates	12.7	9.6	7.7
Exclude the impact of:
Non-recurring performance fee	(48.1)	—	—
Affiliate key employee equity revaluations	18.5	83.0	47.7
Amortization of acquired intangible assets	0.2	0.1	0.1
Pre-IPO non-cash notional Parent corporate cost allocation	—	3.4	3.3
Other items	4.4	2.2	—
Affiliate key employee distributions	38.8	40.1	28.4
Variable compensation(a)	201.0	169.8	153.8
Funds' operating loss	—	173.5	193.2
ENI earnings before variable compensation	$418.7	$414.5	$334.7
Less: ENI variable compensation(a)	(174.0)	(169.8)	(153.8)
ENI operating earnings	$244.7	$244.7	$180.9
Less: ENI Affiliate key employee distributions	(38.9)	(40.1)	(28.4)
ENI Earnings after Affiliate key employee distributions	$205.8	$204.6	$152.5

a.
For the year ended December 31, 2015, $174.0 million of variable compensation expense is included within economic net income which excludes the revenue and the variable compensation attributable to the non-recurring performance fee.

(2)
The ENI operating margin, which is calculated before Affiliate key employee distributions, is used by management and is useful to investors to evaluate the overall operating margin of the business without regard to our various ownership levels at each of the Affiliates. The ENI operating margin is most comparable to our U.S. GAAP operating margin (excluding the effect of consolidated Funds in periods prior to January 1, 2015) of 27% for the year ended December 31, 2015, 17% for the year ended December 31, 2014 and 18% for the year ended December 31, 2013.

This ratio is important because it gives investors an understanding of the profitability of the total business relative to revenue, irrespective of the ownership position which OMAM has in each of its Affiliates. Management and investors use this ratio when comparing our profitability relative to our peer group and evaluating our ability to manage the cost structure and profitability of our business under different operating environments.

(3)
ENI Management fee revenue corresponds to U.S. GAAP management fee revenue, adjusted by reversing the U.S. GAAP Funds consolidation eliminations for periods prior to January 1, 2015 of $20.2 million for the year ended December 31, 2014 and $21.6 million for the year ended December 31, 2013.

(4)
ENI operating expense / management fee revenue is used by management and is useful to investors to evaluate the level of operating expense as measured against our recurring management fee revenue. We have provided this ratio since many operating expenses, including fixed compensation & benefits and general and administrative expense, are generally linked to the overall size of the business. We track this ratio as a key measure of scale economies at OMAM because in our profit sharing economic model, scale benefits both the Affiliate employees and OMAM shareholders. The ENI operating expense / management fee revenue metric is most comparable to the U.S. GAAP operating expense / management fee revenue ratio.

(5)	Excludes variable compensation associated with the non-recurring performance fee.

(6)	ENI earnings before variable compensation is calculated as ENI revenue, less ENI operating expense.

(7)
The ENI Variable compensation ratio is used by management and is useful to investors to evaluate consolidated variable compensation as measured against our ENI earnings before variable compensation. Variable compensation is contractually set and calculated individually at each Affiliate, plus Center bonuses. Variable compensation is usually awarded based on a contractual percentage of each Affiliate's ENI earnings before variable compensation and may be paid in the form of cash or non-cash Affiliate equity or profit interests. Center variable compensation includes cash and OMAM equity. Non-cash variable compensation awards typically vest over several years and are recognized as compensation expense over that service period. The variable compensation ratio at each Affiliate, calculated as variable compensation divided by ENI earnings before variable compensation, will typically be between 25% and 30%. The ENI variable compensation ratio is most comparable to the U.S. GAAP variable compensation ratio.

(8)
The ENI Affiliate key employee distribution ratio is used by management and is useful to investors to evaluate Affiliate key employee distributions as measured against our ENI operating earnings. Affiliate key employee distributions represent the share of Affiliate profits after variable compensation that is attributable to Affiliate key employee equity and profit interests holders, according to their ownership interests. The Affiliate key employee distribution ratio at each Affiliate is calculated as Affiliate key employee distributions divided by ENI operating earnings at that Affiliate. At certain Affiliates, OMUS is entitled to an initial preference over profits after variable compensation, structured such that before a preference threshold is reached, there would be no required key employee distributions, whereas for profits above the threshold the key employee distribution amount would be calculated based on the key employee ownership percentages, which range from approximately 15% to 35% at our consolidated Affiliates. The ENI Affiliate key employee distributions ratio is most comparable to the U.S. GAAP Affiliate key employee distributions ratio.

Tax on Economic Net Income
The following table reconciles the United States statutory tax to tax on economic net income. All amounts are shown excluding the 2015 non-recurring performance fee:

	Years ended December 31,
($ in millions)	2015	2014	2013
Economic net income before intercompany interest and tax(1)	$203.5	$204.1	$153.0
Deductible interest expense paid to Parent	—	(49.8)	(72.2)
Deductible intercompany interest expense	(71.0)	(19.0)	—
Taxable economic net income	132.5	135.3	80.8
Taxes at the U.S. federal and statutory rates(2)	(53.3)	(54.4)	(32.5)
Other reconciling tax adjustments	(0.5)	1.6	2.4
Tax on economic net income	(53.8)	(52.8)	(30.1)
Add back intercompany and Parent interest expenses previously excluded	71.0	68.8	72.2
Economic net income, excluding the non-recurring performance fee	$149.7	$151.3	$122.9
Economic net income effective tax rate(3)	26.4%	25.9%	19.7%

(1)	Excludes the impact of the non-recurring performance fee and includes interest income and third party ENI interest expense, as shown in the following table:

	Years ended December 31,
($ in millions)	2015	2014	2013
U.S. GAAP interest income	$0.2	$0.2	$0.5
U.S. GAAP interest expense	(3.1)	(50.6)	(72.2)
U.S. GAAP net interest expense	(2.9)	(50.4)	(71.7)
Deductible interest expense paid to Parent	—	49.8	72.2
Other ENI interest expense exclusions	0.6	0.1	—
ENI net interest income (expense)	(2.3)	(0.5)	0.5
ENI earnings after Affiliate key employee distributions(a)	205.8	204.6	152.5
Economic net income before intercompany interest and tax	$203.5	$204.1	$153.0

(a)
ENI earnings after Affiliate key employee distributions is calculated as ENI operating income (ENI revenue, less ENI operating expense, less ENI variable compensation), less Affiliate key employee distributions. Refer to "—Key Non-GAAP Operating Metrics" for a reconciliation from U.S. GAAP operating income (loss) to ENI earnings after Affiliate key employee distributions, excluding the impact of the non-recurring performance fee.

(2)	Calculated using a 40.2% tax rate.

(3)
Based on projected levels of economic net income the expected effective economic net income tax rate would approximate 25%-30% assuming a generally fixed proportion of deductible interest to economic net income before intercompany interest and tax. The economic net income effective tax rate is calculated by dividing the tax on economic net income by economic net income before intercompany interest and tax.